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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of February 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated February 20, 2001 re RADVISION Unveils Express SIP Toolkit for Building Compact User Agents at SIP 2001 Conference in Paris, February 20-23.

2. RADVision Ltd. Press Release dated February 21, 2001 re UB Video Selects RADVISION Technology for IP-Centric Video Communication for Next-Generation Networks.

                                                                          ITEM 1

Contact:

                                                         Jody Burfening
Sandra Fathi                David Seligman               Sanjay Hurry
Dir. Corp. Communications   CFO                          Investor Relations
RADVISION, Inc.             RADVISION, Ltd.              LHA
Tel: 201.529.4300, x301     Tel: +972.3.645.5446         Tel: 212.838.3777
sfathi@radvision.com        seligman@radvision.com       jbs@lhai.com


     RADVISION Unveils Express SIP Toolkit for Building Compact User Agents
                 at SIP 2001 Conference in Paris, February 20-23

    RADVISION'S EXPRESS SIP TOOLKIT & UNIVERSAL SIP TOOLKIT PROVIDE COMPLETE
       SIP SOLUTION FOR BROAD RANGE OF SIP-BASED PRODUCTS & APPLICATIONS

Mahwah, New Jersey, February 20, 2001 -- RADVISION (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video over IP (V2oIPTM), today announced the expansion of it's SIP product offering with the introduction of its new Express SIP toolkit for developing lightweight SIP-based applications.

As the market leader in enabling technologies for real-time V2oIP solutions, RADVISION offers a comprehensive suite of IP communications protocols. Session Initiation Protocol (SIP) is an emerging signaling protocol for initiating, managing and terminating voice and video sessions across packet networks that is gaining tremendous support among developers of next generation communication products and services.

The Express SIP toolkit is part of RADVISION's complete SIP solution. This ground-breaking, SIP implementation addresses the requirements of lightweight SIP-enabled applications. Designed from conception for building high performance, compact SIP User Agents, this optimized design offers superior functionality over `reduced function' implementations that are derived by simply eliminating features from other fuller implementations. This `nuclear' SIP toolkit is ideal for developing products that require full User Agent functionality, but are limited in resources, particularly memory, such as wireless, handheld devices. RADVISION's complete SIP solution also includes the highly extensible Universal SIP toolkit that was designed for building all types of feature-rich SIP entities.

 "The SIP protocol is a critical enabling technology for the future of IP communications," said Jeff Pulver, CEO of pulver.com. "Being able to deliver compelling new SIP-based applications that leverage the newest mobile technologies, like 3G wireless technology, is key to fulfilling the potential of VoIP."

"All of our toolkits are designed to simplify the development process so our customers can get to market quickly with innovative new V2oIP applications that deliver high value to end-users," said Dr. Michelle Blank, vice president of galactic marketing for RADVISION. "The combination of our Express and Universal SIP toolkits provides developers with a complete solution that will enable them to stay ahead of the technology curve and develop a broad range of unique SIP-based products and services from compact SIP-capable 3G cellular UA devices to powerful SIP Servers."

Visitors to SIP 2001 in Paris, February 20-23, can find out more about RADVISION's SIP solutions during the Vendor Panel at the conference and at booth # 4.

                                    --more--

About Express SIP Toolkit

Optimized to meet the requirements of embedded systems and systems with low resources, RADVISION's Express SIP toolkit provides a comprehensive lightweight solution that is suitable for the development of SIP User Agents with limited memory resources, such as SIP-capable 3G cellular phones.

The toolkit provides developers with essential SIP functionality in a small memory footprint and low per-call memory consumption. Designed also for customization, the Express SIP toolkit uses an intuitive, layered, object oriented API. Application developers can use callbacks and hooks to add customized code to modify stack behavior for expanded functionality. Express SIP complements RADVISION's Universal SIP toolkit, which is designed for greater extensibility when developing SIP logical entities such as Proxy Servers, Redirect Servers and Registrars as well as User Agents with more extensive resources. The RADVISION express SIP toolkit and Universal SIP toolkit are RFC2543 (SIP) and RFC2327 (SDP) compliant.

About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: universal SIP, express SIP, Megaco, MGCP, and H.323; RADVISION's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1 registration statement.


                                       ###

V2oIP, and OnLAN are trademarks and viaIP is a service mark of RADVISION Ltd. All other trade names and trademarks appearing herein are owned by their respective holders.

                                                                          ITEM 2

Contact:

                                                              Jody Burfening
Sandra Fathi                   David Seligman                 Sanjay Hurry
Dir. Corp. Communications      CFO                            Investor Relations
RADVISION, Inc.                RADVISION, Ltd.                LHA
Tel: 201.529.4300, x301        Tel: +972.3.645.5446           Tel: 212.838.3777
sfathi@radvision.com           seligman@tlv.radvision.com     jbs@lhai.com

              UB Video Selects RADVISION Technology for IP-Centric Video
                 Communication for Next-Generation Networks

             RADVISION'S H.323 TECHNOLOGY INTEGRATED INTO UB VIDEO'S
                              SOFTWARE VIDEO CODEC

Mahwah, NJ & Vancouver, BC, February 21, 2001 -- RADVISION (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video over IP (V2oIPTM), and UB Video, a leading provider of standards compliant visual coding software, today announced that UB Video has licensed RADVISION's H.323 enabling software for integration with its H.263++ video codec.

UB Video's H.263++ video codec achieves outstanding performance levels in terms of coding efficiency, scalability, error resilience and error concealment, and it is one of the most feature-rich in the market. RADVISION's award-winning
H.323 technology is the most widely deployed and extensively tested software in the market. It offers a rich set of features for building a wide variety of innovative V2oIP products and services for next generation converged networks.

"We are very focused on providing our customers with high quality products," said Dr. Faouzi Kossentini, CEO of UB Video. "We wanted the best technology to integrate with our products. That's why we choose RADVISION. The new H.323 system will provide many needed quality enhancements for live video conferencing, and it will enable cost-effective and high-performance real-time video over IP communications solutions for our customers."

"As champions of IP-centric solutions for voice and video over IP, we are committed to working with innovative companies like UB Video. Our engineers continue to develop enhancements of our entire family of IP communication protocols so we can provide our licensees with advanced technology that enables them to develop feature-rich solutions for their customers," said Dr. Michelle Blank, vice president of galactic marketing for RADVISION.


                                     more...

About UB Video

UB Video is a leading provider of standards-compliant rich media communications solutions for IP based and mobile networks. UB Video's products are "building blocks" that provide high performance audio-visual solutions that are highly adaptable to the bandwidth constraints of currently deployed and future-generation networks and processing power of both server and client hardware. Our patent pending implementations of H.263 (all versions) and MPEG-4 standards allow optimization for speed, visual quality and server resources, and provide high-quality full-screen video reproduction at low bit rates. For more information, please visit the company's web site at http://ubvideo.com.

About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: SIP, Megaco, MGCP, and H.323; RADVISION's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1 registration statement.


                                       ###

V2oIP and OnLAN are trademarks and viaIP is a service mark of RADVISION Ltd. All other trade names, trademarks, and/or service marks appearing herein are owned by their respective holders.

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: February 23, 2001